September 9, 2009

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the period ended March 31, 2009

Form 10-Q for the period ended June 30, 2009

File No. 1-3247

Ladies and Gentlemen:

We are providing the following information based on our conversation with the Securities and Exchange Commission (the “Staff”) on August 25, 2009, and in response to comments from the Staff’s letters dated, April 24, 2009, June 9, 2009, June 24, 2009 and July 15, 2009, to Mr. James B. Flaws of Corning Incorporated (“Corning”) and as an addendum to our response letter to the staff dated August 3, 2009.

We will include these revised and additional disclosures in our Form 10-Q for the third quarter of 2009 and subsequent filings, as appropriate. For your convenience, changes from previous public disclosures are underlined.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation

Land, buildings, and equipment, including precious metals, are recorded at cost. Depreciation is based on estimated useful lives of properties using the straight-line method. Except as described in Note 2 (Restructuring, Impairment and Other Charges and (Credits)) related to accelerated depreciation arising from restructuring programs and Note 10 (Property, Net of Accumulated Depreciation) related to the depletion of precious metals, the estimated useful lives range from 10 to 40 years for buildings and 3 to 20 years for equipment.

Included in the subcategory of equipment are the following types of assets:

Asset type	Range of useful life

Computer hardware and software	3 to 7 years
Manufacturing equipment (excluding precious metals)	2 to 15 years
Furniture and fixtures	5 to 10 years
Transportation equipment	5 to 20 years

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals. These assets are not depreciated because they have very low physical losses and are repeatedly reclaimed and reused in our manufacturing process over a very long useful life. We treat the physical loss of precious metals in the manufacturing and reclamation process as depletion and account for these losses as a period expense based on actual units lost. Precious metals are integral to many of our glass production processes. They are only acquired to support our operations and are not held for trading or other purposes.

Financial Statements

Notes to the Financial Statements

Note 10. Property, Net of Accumulated Depreciation

Property, net follows (in millions):

	June 30, 2009	December 31, 2008

Land	$93	$71
Buildings	3,302	2,906
Equipment	8,448	8,364
Construction in progress	1,353	1,928
	13,196	13,269
Accumulated depreciation	(5,311)	(5,070)
Total	$7,885	$8,199

In the three months ended June 30, 2009 and 2008, interest costs capitalized as part of property, net, were $7 million. In the six months ended June 30, 2009 and 2008, interest costs capitalized as part of property, net, were $18 million and $13 million, respectively.

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals. At June 30, 2009 and December 31, 2008, the recorded value of precious metals totaled $1.7 billion and $1.8 billion, respectively. Depletion expense for precious metals in the three months ended June 30, 2009 and 2008 totaled $2 million and $3 million, respectively. Depletion expense in the six months ended June 30, 2009 and 2008 totaled $3 million and $6 million, respectively.

Critical Accounting Estimates

Impairment of assets held for use

SFAS 144 requires us to assess the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. We review our long-lived assets in each quarter in which impairment indicators are present. We must exercise judgment in assessing whether an event of impairment has occurred.

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals, primarily platinum and rhodium. These metals are not depreciated because they have very low physical losses and are repeatedly reclaimed and reused in our manufacturing process over a very long useful life. Precious metals are reviewed for impairment as part of our assessment of long-lived assets. This review considers all of the Company’s precious metals which are either in place in the production process; in reclamation, fabrication, or refinement in anticipation of re-use; or awaiting use to support increased capacity. Precious metals are only acquired to support our operations and are not for trading or other purposes.

Examples of events or circumstances that may be indicative of impairments of long lived assets include:

•	A significant decrease in the market price of an asset;
•	A significant change in the extent or manner in which a long-lived asset is being used or in its physical condition;
•	A significant adverse change in legal factors or in the business climate that could affect the value of the asset, including an adverse action or assessment by a regulator;
•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset;
•

A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of an asset; and

•	A current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the majority of our reporting segments, we concluded that locations or businesses which share production along the supply chain must be combined in order to appropriately identify cash flows that are largely independent of the cash flows of other assets and liabilities.

For long-lived assets, when impairment indicators are present, we compare estimated undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the assets’ carrying value to determine if the asset group is recoverable. This assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the assets to be held and used. Assessments also consider changes in asset utilization, including the temporary idling of capacity and the expected timing for placing this capacity back into production. If there is an impairment, a loss is recorded to reflect the difference between the assets’ fair value and carrying value. This may require judgment in estimating future cash flows and relevant discount rates and residual values in estimating the current fair value of the impaired assets to be held and used.

The fair value of long-lived assets is determined using an “income approach” that starts with the forecast of all the expected future net cash flows including the eventual disposition at market value of long-lived assets and also considers the fair market value of all precious metals. Some of the more significant estimates and assumptions in our analysis include: market size and growth, market share, projected selling prices, manufacturing cost and discount rate. Our estimates are based upon our historical experience, our commercial relationships, and available external information about future trends. We believe fair value assessments are most sensitive to market growth and the corresponding impact on volume and selling prices and that these are also more subjective than manufacturing cost and other assumptions. The Company believes its current assumptions and estimates are reasonable and appropriate.

As of December 31, 2008 and June 30, 2009, we have not identified any instances where the carrying values of our long-lived assets were not recoverable. At June 30, 2009 and December 31, 2008, the fair market value of precious metals was lower than our carrying value by $237 million and $598 million, respectively. Currently these precious metal assets, primarily in the Display Technologies segment, are recoverable as part of their asset groupings. There is the potential for impairment in the future if negative events significantly decrease the cash flow of our segments. Such events include, but are not limited to, a significant decrease in demand for products of our Display Technologies segment or a significant decrease in its profitability.

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct accounting questions regarding this response to me at (607) 974-7674. Please direct any questions on other issues to R. Tony Tripeny, Senior Vice President and Corporate Controller at (607) 974-3331.

Sincerely,

/s/ Phillip E. Gorham
Phillip E. Gorham

Assistant Controller

cc:

Wendell P. Weeks, Chairman and Chief Executive Officer
James B. Flaws, Vice Chairman and Chief Financial Officer
Vincent P. Hatton, Sr. Vice President & General Counsel
R. Tony Tripeny, Sr. Vice President & Corporate Controller
Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee
Mike Thiessen, PricewaterhouseCoopers LLP
Paul R. Kepple, PricewaterhouseCoopers LLP
Stephen T. Giove, Shearman & Sterling